TRUE LEAF SECURES DEBT FUNDING TO ADVANCE THE DEVELOPMENT OF THE

MONASHEE GATEWAY BUSINESS PARK

October 5, 2021 - Vernon, B.C. - True Leaf Brands Inc. (CSE: MJ) (OTC Pink: TRLFF) (FSE: TLAA) ("True Leaf" or the "Company") has renewed and received new debt funding to advance the development of its planned Monashee Gateway Business Park in Lumby, British Columbia. The new funding enables the Company to install services to phase one of the development. The Company recently listed for sale six lots covering 7.8 acres of land valued at approximately $6.4 million in the Okanagan commercial real estate market. An additional 32 acres will be subdivided and developed in subsequent phases.

True Leaf will allocate the new funds to install water, sewer, power, and landscaping services for the phase one development. The remaining funds will be used to pay down the Company's property taxes and allocated to an interest reserve and mortgage renewal fees - immediately strengthening the Company's financial position.

To secure the new funding, True Leaf renewed and increased its first mortgage on its property with Canguard Mortgage Investment Corporation (the "New Mortgage") on October 1, 2021. The New Mortgage is comprised of a 15-month term, $4,000,000 mortgage loan bearing interest at a fixed rate of 10% per annum (calculated monthly and payable monthly and not in advance). The maturity date is now January 31, 2023 (previously due on December 1, 2021). No principal payments prior to maturity, interest only. The New Mortgage is secured by the Company's property in Lumby, British Columbia (the "Lumby Property") and a first priority security interest in all of the Company's present and after-acquired personal property. The New Mortgage replaces the current mortgage of $3,000,000 with Canguard Mortgage Investment Corporation. The New Mortgage is subject to certain customary financial covenants and the following provisions regarding the additional $1,000,000 (the "advance"):

  Six months interest reserve will be deducted from the advance and applied to the first six months of interest payments ($200,000 including the October 1, 2021 payment);
  2% amendment and renewal fee ($80,000) is to be deducted from the advance;
  Outstanding property taxes are to be brought up to date ($400,000);
  The remaining balance ($320,000) is to be held in trust and advanced directly to the contractors for work completed to service the Company's property development.

Phase one lot sales will significantly strengthen True Leaf's financial position as the Company executes its strategic plan to become the leading processing and distribution services provider for craft cannabis producers in British Columbia. The Company's 19,500 square foot craft cannabis facility will anchor the Monashee Gateway Business Park creating a diverse and vibrant economic hub in the heart of the North Okanagan.

True Leaf also has a second mortgage of $1,700,000 (the "Second Mortgage") on the Lumby Property with a second priority security interest in all of the True Leaf Cannabis present and after-acquired personal property for a term of one-year payable December 12, 2021, bearing interest of 12%. The Company is current with the loan and intends to renegotiate or satisfy the second mortgage with the sale of one of the subdivided properties.

About the Company

True Leaf is a Licensed Producer of cannabis preparing to launch a program to provide path-to-market services for micro-cultivators. The program will operate from the Company's 19,500 square foot facility in Lumby, British Columbia, and offer a full suite of in-house processing services to the craft cannabis community.

To learn more, visit www.trueleafbrands.com.

Investor Contact:

Darcy Bomford
Chief Executive Officer
Darcy@trueleafbrands.com
1 (250) 275-6063

Media Inquiries: media@trueleafbrands.com

Cautionary and Forward-Looking Statements

This news release contains "forward-looking statements" including, among other things, statements relating to the completion and timing for the two-batch amendment from Health Canada, license to sell cannabis products in retail stores, and the expected market for craft cannabis products. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of True Leaf to be materially different from those expressed or implied by such forward-looking information, including but not limited to: whether or not the Company will successfully renegotiate or pay-out its Second Mortgage, whether or not the Company obtains a federal sales license from Health Canada, the impact of general business, economic, competitive, geopolitical, and social uncertainties; regulatory risks; and other risks related to the cannabis industry. Forward-looking statements in this press release are expressly qualified by this cautionary statement. The forward-looking statements in this press release are made as of the date of this press release, and the Company undertakes no obligations to update publicly or to revise any of the included forward-looking statements, whether because of new information, future events or otherwise, except as expressly required by applicable securities law.

The Canadian Securities Exchange (operated by CNSX Markets Inc.) has neither approved nor disapproved of the contents of this press release.